United States Steel Corporation

600 Grant Street

Pittsburgh, Pennsylvania 15219

February 23, 2024

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Re:	United States Steel Corporation Preliminary Proxy Statement on Schedule 14A Filed January 24, 2024 File No. 001-16811

Ladies and Gentlemen:

United States Steel Corporation (the “Company”) has received and reviewed the comments in the letter of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission, dated February 16, 2024. The purpose of this letter is to provide responses to such comments. To assist in the Staff’s review of such responses, this letter restates the Staff’s comments, each of which is followed by a response. In response to the Staff’s comments, the Company has revised the above referenced preliminary proxy statement (the “Preliminary Proxy Statement”) and is filing Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Amendment”) together with this response letter.

Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Preliminary Proxy Statement or the Amendment, as applicable.

The Company respectfully submits the following as responses to the Staff:

Background of the Merger

1.	Please revise your disclosure to provide more detail regarding the parties in attendance at, and the topics discussed during, each meeting with NSC, Company A, Consortium B, Company C and Company D. Additionally, please revise, as applicable, to discuss the relevant positions of each party at each meeting and how these discussions influenced your understanding of each offer. As one example only, expand your discussion of the December 8 meeting with Company D to disclose in greater detail the potential transaction synergies discussed, including quantitative disclosure as applicable.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 33-34, 37-39 and 41-45 accordingly.

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2.	We note your disclosure that the “Company D Final Proposal also indicated its estimate of $6.50 per share of USS common stock in potential synergy value for USS stockholders.” Please revise to discuss the conclusions the board made with respect to the potential synergies with Company D, quantifying where applicable, and how the board ultimately decided NSC’s offer was superior to Company D’s offer.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 39, 44 and 46-48 accordingly.

3.	With respect to Milbank’s opinion that the parties to the potential transaction with Company D would need to divest assets generating up to $7 billion or more in revenues of the combined company, please provide greater disclosure regarding how the USS board considered this amount in its deliberations. Additionally, expand your discussion to disclose any meetings with Company D related to antitrust matters.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 38, 42 and 45-48 accordingly.

4.	We note that on December 16 and 17, 2023, representatives of Milbank and Wachtell continued to negotiate merger agreements with legal counsel for NSC and legal counsel for Company D. We further note that shortly after the December 17 discussion with NSC regarding CFIUS clearance, USS held a special meeting of its Board to discuss the NSC proposal. Please clarify whether the Board held similar discussions with respect to the Company D proposal after December 16.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 48-49 accordingly.

5.	We note the disclosure of your December 2023 Projections. Please revise this section to further discuss the material assumptions underlying the projections and the limitations of those projections, including, as applicable, assumptions with respect to general business, economic, regulatory, market and financial conditions and other factors. Please revise to describe such assumptions with specificity and quantify where practicable.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 68-69 accordingly.

* * *

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If you have any questions regarding the above responses, please do not hesitate to contact Ms. Megan Bombick of United States Steel Corporation at (412) 433-2998.

Sincerely,

/s/ Duane Holloway

Duane Holloway
Senior Vice President, General Counsel and Chief Ethics & Compliance Officer
United States Steel Corporation

cc:	Robert F. Kennedy, Esq.
Iliana Ongun, Esq.
Milbank LLP

Joshua R. Cammaker, Esq.
Jenna E. Levine, Esq.
Wachtell, Lipton, Rosen & Katz